UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that it has licensed several novel technologies from The University of British Columbia (UBC) to further strengthen the Company’s portfolio of next-generation drug-loaded medical devices and biomaterials.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: March 17, 2004	By: /s/ David M. Hall
Name: David M. Hall
Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
March 17, 2004

ANGIOTECH LICENSES TECHNOLOGY FROM

THE UNIVERSITY OF BRITISH COLUMBIA

Vancouver, BC – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) today announced that it has licensed several novel technologies from The University of British Columbia (UBC) to further strengthen the Company’s portfolio of next-generation drug-loaded medical devices and biomaterials.  Included in this agreement is technology that was jointly developed between Angiotech and UBC for a next-generation stent endograft program designed to treat abdominal aortic aneurysms (AAA).  Angiotech’s next-generation stent endograft technology is designed to overcome the most common failures associated with current devices used for the treatment of AAA; vascular leaks and migration.  By coating stent graphs with therapeutic agents that promote the growth of fibrous (scar) tissue, it is possible to biologically anchor the stent graph to the aortic wall and fill the aneurysm sac with scar in a controlled manner.  Angiotech’s comprehensive drug screening of therapeutic agents designed to alleviate common medical device problems has identified several proprietary lead compounds for application on stent grafts.  Two clinically proven agents have been tested successfully in animal models and the Company will seek a stent graft partner to co-develop the coated commercial product.

“Angiotech has enjoyed an excellent relationship with our academic collaborators at UBC since our inception in 1992,” said Jeanne M. Bertonis, Chief Business Officer of Angiotech. “We believe that coating a stent graft with a compound that alters the healing response of the vessel wall can affix the implant in place and do for stent grafting what paclitaxel did for stenting – significantly reduce the failure rate, increase the number of patients that can be treated and dramatically improve patient outcomes.”

About Abdominal Aortic Aneurisms:

Abdominal Aortic Aneurysm (AAA) is a common under reported condition with about 200,000 cases diagnosed annually in the United States.  An aneurysm forms at the site of a weakness in the wall of the aorta, leading to a ballooning of the vessel wall which can potentially rupture and kill the patient.  AAA is a silent killer; most people with the disease do not have symptoms until the aneurysm ruptures.  It is estimated that as many as 15,000 Americans die each year of AAA.  It is more common in men, affecting 3% of the male population over the age of 50. Although there may be several factors contributing to AAA, atherosclerosis (hardening of the arteries) is generally considered the most common.

Treatment:

Traditional treatment of AAA involves a risky open surgery through the abdomen to repair the damaged aorta.   An alternate and less invasive technique is called endovascular aneurysm repair (EVAR) which involves a small incision in the groin. A supportive reinforcement device, an aortic stent graft, is deployed in the weakened area, all delivered from within the vessel.  Today’s stent grafts face problems such as leaks (up to 40% post operatively) and migration of the graft as a result of the pulsatile nature of the aorta.  Up to one in four patients require a second intervention to fix these complications. Angiotech’s stent graft technology is uniquely designed to address these complications and reduce the need for re-intervention.

Angiotech Pharmaceuticals, Inc. is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc (NASDAQ: ANPI, TSX: ANP), visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continue,” “estimate,” “expects,” “may” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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For more information contact:

Analysts:

Rui Avelar

Angiotech Pharmaceuticals, Inc.   (604) 221-7676 ext 6996

Investors:

Ian Harper

Angiotech Pharmaceuticals, Inc.   (604) 221-7676 ext 6933

Media:

Eric Starkman

Starkman & Associates                  (212) 252-8545